EXHIBIT 99.1

Skylight Health and Collaborative Health Systems Announce Joint Venture to Partner on Value-Based Care

TORONTO and TAMPA, Fla., April 05, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG; TSXV: SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced a joint venture (“JV”) partnership with Collaborative Health Systems (CHS), a population health management services organization and wholly owned subsidiary of Centene Corporation (NYSE: CNC), to integrate essential value-based care (VBC) services into Skylight Health’s growing enterprise of primary care practices.

The primary goal of the partnership is to establish the core necessities of a VBC program, which includes joint efforts in payor contracting, taking on risk within Medicare Advantage, and population health improvement, including data and analytics supporting care coordination and quality improvement programs. Denver, Colorado Springs, Harrisburg, and Jacksonville will be the initial markets to participate.

Among the highlights:

  Skylight Health and CHS will partner to establish a VBC contracting framework across Florida, Pennsylvania, and Colorado
  Each state’s network of practices will benefit from strategic growth and planning, in Medicare fee-for-service ACOs, and Medicare Advantage, served through both Skylight Health and CHS
  The partnership combines CHS success in improving quality outcomes and lowering healthcare costs with Skylight’s aggressive growth within independent primary care practices

Overall, the joint venture will benefit from Skylight Health’s Medicare lives served in addition to CHS’ demonstrated ability to manage downside risk. Together, the joint venture allows further entry into value-based care services as a larger contracting entity providing better clinical outcomes as well as improved patient quality scores and satisfaction. The partnership will manage all components of the competencies required to manage risk, allowing for Skylight Health to enter risk-bearing contracts with payors while also supporting Skylight’s practice growth strategy as affiliates seek larger, more robust partnerships.

“Collaborative Health Systems has been at the forefront of profitably executing on value-based care, having generated over $475 million in Medicare savings since 2012,” said Prad Sekar, CEO & Co-Founder of Skylight Health. “This partnership enables us to leverage the scale, infrastructure, and expertise of CHS, allowing us to fast-track our timeline of value-based contracts by approximately 24 months.”

“At Collaborative Health Systems, we are dedicated to improving quality outcomes and delivering cost savings with our provider partners,” said Anthony Valdés, President of Collaborative Health Systems. “We look forward to working with Skylight Health to improve quality, lower costs, and help Skylight’s physicians thrive in value-based care.”

The Company news in this release augments the previous announcement of participating as a direct contracting entity (DCE) under a license of a leading national healthcare organization in 2022;ˆ the Company intends to proceed under the arrangement in 2023 as part of CMS’ recently announced transition of the DCE program to ACO REACH.

About Collaborative Health Systems
Collaborative Health Systems (CHS) is a management services organization that partners with independent primary care physicians as they move to value-based models. Its core belief is that primary care physicians are in the best position to influence the quality and cost of healthcare. CHS provides comprehensive support for its physician partners by providing management services, risk contracting, and population health capabilities, including actionable data and other tools, to deliver care coordination and closure of gaps in care. CHS provides additional services to secure and deliver favorable value-based contracts with commercial and other health plans. CHS currently manages three Direct Contracting entities, seven MSSP ACOs, a Care Transformation Organization, and three Independent Practice Associations. CHS is a wholly owned subsidiary of Centene Corporation, a leading multi-national healthcare enterprise that is committed to helping people live healthier lives. For more information, visit www.CollaborativeHealthSystems.com.

About Skylight Health Group
Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimize unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements
This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect the opinions of each of Skylight and Centene Corporation only as of the date of this release. Please keep in mind that they are not obligating themselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," “will”, "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings they make with the Canadian and United States securities regulators, respectively, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on Skylight’s website, at skylighthealthgroup.com as well Centene’s website at investors.centene.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Skylight Health	Collaborative Health Systems
communications@skylighthealthgroup.com	MediaInquiries@centene.com

ˆ The statements contained in this document are solely those of the authors and do not necessarily reflect the views or policies of CMS. The authors assume responsibility for the accuracy and completeness of the information contained in this document.